Insightful Solutions, Inc.
                              221 Sunny Ridge Lane
                             Golden Valley, MN 55422
                                 (763) 377-7795


                                  July 15, 2005

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

          Re: Insightful Solutions, Inc. (the "Company")
              Registration Statement on Form SB-2
              Initially filed May 15, 2003, as amended on January 28, 2005 File No. 333-105278

Ladies and Gentlemen:

      We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company elected to not pursue the registration of the securities included therein at this time.

                                   Thank you for your assistance in this matter.

                                          Insightful Solutions, Inc.

                                          By: /s/ George J. Kuczek
                                              -------------------------------
                                              George J. Kuczek
                                              President